UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3
to
SCHEDULE 13E-3/A
(Rule 13e-100)
Rule 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
ALLEGHENY BANCSHARES, INC.
(Name of Issuer)
ALLEGHENY BANCSHARES, INC.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)
(CUSIP Number of Class of Securities)
Charles D. Dunbar
Elizabeth Osenton Lord
Jackson Kelly PLLC
1600 Laidley Tower
500 Lee Street, East
Charleston, West Virginia 25301
(304) 340-1000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐
Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☑
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
*$4,539,015	**$323.63

*	For purposes of calculation of the fee only, this amount is based on $34.14 (the book value per share of the registrant as of September 30, 2010) multiplied by 125,058 (the number of shares of the registrant’s Class A Common Shares to be issued by the registrant) and multiplied by 7,895 (the number of shares of the registrant’s Class B Common Shares to be issued by the registrant.

**	Determined pursuant to Rule 0-11(b) by multiplying $4,539,015 by .0000713.
☑	Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $323.63	Filing Party: Allegheny Bancshares, Inc.

Form or Registration No.: 005-85792	Date Filed: December 8, 2010
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

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SCHEDULE 13E-3
Introduction
This Final Amendment No. 3 to Schedule 13E-3, which amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended) (the “13E-3 Statement”), originally filed with the United States Securities and Exchange Commission (“SEC”) on December 8, 2010, amended on January 13, 2011, and amended again on February 4, 2011, is being filed by Allegheny Bancshares, Inc. (the “Company”) in connection with an amendment to the Company’s Articles of Incorporation with respect to the Company’s merger with Allegheny Bancshares Merger Corp., the effect of which is to authorize two new classes of Company common stock and reclassify all Company common stock shares held by any shareholder who, on the effective date of the merger, held, in the aggregate, less than 1,100 common stock shares into newly created Class A common stock shares for those owning less than 1,100 shares but more than 99 common stock shares and Class B common stock shares held by any shareholder who owns less than 100 common stock shares each on a one-share-for-one-share exchange basis. All information set forth herein should be read in conjunction with the information contained or incorporated by reference in the 13E-3 Statement.
Unless otherwise indicated, capitalized terms used or not defined herein have the respective meanings subscribed thereto in the 13E-3 Statement. This final amendment to Schedule 13E-3 is being filed with the SEC pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended, to report the results of the transactions contemplated by the amendment to the Company’s articles of incorporation and plan of merger with Allegheny Bancshares Merger Corp.
The Company held a special shareholders’ meeting to consider the amendment to the Company’s articles of incorporation and the plan of merger. At the special shareholders’ meeting, 650,853 of the 866,159 eligible votes were represented in person or by proxy (approximately 75%), thereby constituting the quorum required for the transaction of business.
At the special shareholders’ meeting, there were 433,800 votes in favor of the amendment to the Company’s articles of incorporation, 210,314 votes against the amendment to the Company’s articles of incorporation, and 6,739 votes abstaining. The votes in favor of the amendment to the articles of incorporation represented approximately 50.08% of the votes eligible to be cast, thereby constituting at least the majority favorable vote required to approve the amendment to the Company’s certificate of incorporation.
At the special shareholders’ meeting, there were 433,950 votes in favor of the plan of merger, 209,929 votes against the plan of merger, and 6974 votes abstaining. The votes in favor of the plan of merger represented approximately 50.10% of the votes eligible to be cast at the meeting, thereby constituting at least the majority favorable vote required to approve the plan of merger.
As a result of the shareholder approval, the Company’s common stock is now held by approximately 203 holders of record. The Company’s Class A common stock is held by approximately 277 holders of record and the Company’s Class B common stock is held by approximately 278 holders of record.

ITEM 15. ADDITIONAL INFORMATION
Reg. M-A 1011(b)

(b)	The information in the Proxy Statement, including all appendices attached thereto, is hereby incorporated by reference to the Schedule 14A filed with the U.S. Securities and Exchange Commission on February 4, 2011.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS
Reg. M-A 1016

(a)	Proxy materials to the Schedule 14A filed with the U.S. Securities and Exchange Commission on February 4, 2011 and incorporated by reference herein.

(b)	Not applicable.

(c)	Howe Barnes Hoefer & Arnett Fairness Opinion and Fairness Report filed as Annex C to the proxy materials to the Schedule 14A filed with the U.S. Securities and Exchange Commission on February 4, 2011 and incorporated by reference herein.

(d)	Not applicable.

(f)	Contained in (a) above.

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ALLEGHENY BANCSHARES, INC.
By:	/s/ William A. Loving, Jr.
	Name:	William A. Loving, Jr.
	Title:	President and Chief Executive Officer

Dated: March 29, 2011
EXHIBIT INDEX

(a)	Proxy materials to the Schedule 14A filed with the U.S. Securities and Exchange Commission on February 4, 2011 and incorporated by reference herein.

(c)	Howe Barnes Hoefer & Arnett Fairness Opinion and Fairness Report filed as Annex C to the proxy materials to the Schedule 14A filed with the U.S. Securities and Exchange Commission on February 4, 2011 and incorporated by reference herein.

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